U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

No. 812-13925

AMENDMENT NO. 2 TO

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND (i) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND

RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS

CorePointe Group LLC, Cerberus Capital Management, L.P., Ableco Finance (California) LLC, Cerberus Levered Opportunities Master Fund GP, LLC, Cerberus Unlevered Opportunities GP, LLC, Cerberus Levered Opportunities GP, LLC, Ableco, L.L.C., Ableco Finance LLC, Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., Cerberus Levered Loan Opportunities Fund I, L.P., Cerberus Unlevered Loan Opportunities Fund I, L.P., Cerberus NJ Credit Opportunities Fund, L.P. and Cerberus NJ Credit Opportunities GP, LLC

All Communications, Notices and Orders to:

Leland F. Wilson

Chief Executive Officer

CorePointe Group LLC

1044 North U.S. Highway One

Suite 101

Jupiter, Florida 33477

(800) 782-9164

Copies to:

Robert G. Minion, Esq.

Peter H. Ehrenberg, Esq.

Michael J. Reinhardt, Esq.

Lowenstein Sandler PC

1251 Avenue of the Americas, 18th Floor

New York, New York 10020

(212) 262-6700

March 26, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
CorePointe Group LLC, Cerberus	)
Capital Management, L.P., Ableco	)	AMENDMENT NO. 2 TO
Finance (California) LLC, Cerberus	)	APPLICATION FOR AN ORDER
Levered Opportunities Master Fund	)	PURSUANT TO SECTIONS 57(c) AND (i)
GP, LLC, Cerberus Unlevered	)	OF THE INVESTMENT COMPANY ACT
Opportunities GP, LLC, Cerberus	)	OF 1940 AND RULE 17d-1 UNDER THE
Levered Opportunities GP, LLC,	)	ACT TO PERMIT CERTAIN JOINT
Ableco, L.L.C., Ableco Finance LLC,	)	TRANSACTIONS OTHERWISE
Cerberus Offshore Levered Loan	)	PROHIBITED BY SECTION 57(a)(4) OF
Opportunities Master Fund, L.P.,	)	THE ACT AND UNDER SECTION 17(d)
Cerberus Offshore Levered Loan	)	OF THE ACT AND RULE 17d-l UNDER
Opportunities Fund I, Ltd., Cerberus	)	THE ACT AUTHORIZING CERTAIN
Levered Loan Opportunities Fund I,	)	JOINT TRANSACTIONS.
L.P., Cerberus Unlevered Loan	)
Opportunities Fund I, L.P., Cerberus	)
NJ Credit Opportunities Fund, L.P. and	)
Cerberus NJ Credit Opportunities GP,	)
LLC	)
)
For CorePointe Group LLC:	)
1044 North U.S. Highway One	)
Suite 101)
Jupiter, Florida 33477)
(800) 782-9164)
)
For all other entities set forth above:	)
c/o Cerberus Capital Management, L.P.	)
299 Park Avenue	)
New York, New York 10171)
(212) 891-2100)
)
File No. 812-13925)
Investment Company Act of 1940

INTRODUCTION

CorePointe Group LLC (the “Company”) and a limited number of Cerberus Lending Funds (as defined below) are seeking to participate in a proposed co-investment program that is substantially similar to the protocol followed by Ridgewood Capital Energy Growth Fund, LLC, et al., for which an order was granted on October 21, 2009. 1

The Company, on the one hand, and the Cerberus Lending Funds, on the other hand, would participate in middle market lending co-investment opportunities where such participation would otherwise be prohibited under section 57 of the Investment Company Act of 1940, as amended (the “Act”).2

The Company and the Cerberus Lending Funds have substantially identical investment mandates to provide debt financing to middle market companies. A substantial portion of the Company’s existing middle market loan portfolio consists of co-investments with the Cerberus Lending Funds.

The same investment professionals that manage the Cerberus Lending Funds’ investment activities would, through the Company’s external investment manager, continue to manage the Company’s investment activities. Cerberus Capital Management, L.P. (“CCM”) maintains integrated legal, compliance, accounting and administrative functions for the Cerberus Lending Funds, which would also cover such investment professionals activities’ in respect of the Company.3

In response to discussions with the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”), this application (“Application”) excludes a number of other entities affiliated with CCM that currently invest alongside the Cerberus Lending Funds. Such funds have broader investment mandates than the Company and the Cerberus Lending Funds.

The relief requested in this Amendment No. 2 is significantly narrower than that requested in the prior amendment to this Application. The Applicants’ proposed co-investment program and the relief requested herein mirrors the Ridgewood relief and adopts the Staff’s current model business development company co-investment conditions. We refer to such relief and conditions, collectively, as the “Ridgewood Model”.

SUMMARY OF REQUESTED RELIEF

The following entities hereby apply for an order (the “Order”) of the Commission pursuant to Section 57 of the Act, and Rule 17d-l promulgated under the Act,4 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	the Company;

[1]	Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).
[2]	Unless otherwise indicated, all section references herein are to sections of the Act.
[3]	The Company would nonetheless remain subject to overall supervision by its board of directors.
[4]	Unless otherwise indicated, all rule references herein are to rules promulgated under the Act.

•

Ableco, L.L.C., Ableco Finance LLC, Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., Cerberus Levered Loan Opportunities Fund I, L.P., Cerberus Unlevered Loan Opportunities Fund I, L.P. and Cerberus NJ Credit Opportunities Fund, L.P. (collectively, the “Existing Cerberus Lending Funds”); and

•

CCM, Ableco Finance (California) LLC, Cerberus Levered Opportunities Master Fund GP, LLC, Cerberus Unlevered Opportunities GP, LLC, Cerberus Levered Opportunities GP, LLC and Cerberus NJ Credit Opportunities GP, LLC (collectively, the “Cerberus Lending Adviser Entities”).

In particular, the relief requested in this Application would allow the Company, on the one hand, and the Existing Cerberus Lending Funds (and any Future Cerberus Lending Fund), on the other hand, to co-invest in the same issuers of securities. The Company and each of such lending funds will have the materially same investment mandate and be managed by the same investment professionals, as is the case in the Ridgewood Model.

“Future Cerberus Lending Fund” means any future fund that (i) has the same investment mandate as the Company and is advised by the Cerberus BDC Adviser (as defined below) or a CCM affiliate that advises funds with the same investment mandate as the Company; and (ii) is an affiliated person (as defined in section 2(a)(3)(C) of the Act) of the Company that may be prohibited from co-investing with the Company by reason of Section 57 of the Act. We refer to the Existing Cerberus Lending Funds, together with any Future Cerberus Lending Funds, as the “Cerberus Lending Funds”.

“Co-Investment Transactions” means any transaction in which the Company participated together with one or more Cerberus Lending Funds in reliance on an order granted pursuant to this Application.

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

I.	APPLICANTS

A.	COREPOINTE GROUP LLC

The Company was formed in 2007 in connection with the purchase by certain funds and accounts managed by CCM or its affiliates and other third parties of a controlling interest in Chrysler Group from DaimlerChrysler AG. On April 1, 2011, the Company sold (the “TD Transaction”) its U.S. and Canadian retail auto finance business to The Toronto Dominion Bank and TD Bank, National Association.

The Company’s and its subsidiaries’ assets currently include (i) cash and cash equivalents, (ii) short term government obligations and other marketable securities, (iii) commercial loans and leases, (iv) secured loans to middle-market companies (as such portfolio may exist at the time of the Company’s election to be regulated as a BDC (as hereinafter defined), the “Existing Middle Market Portfolio”), (v) a property and casualty insurance business operated through a wholly-owned subsidiary of the Company (“InsuranceCo.”), (vi) owned real estate and (vii) equity interests in non-operating foreign subsidiaries.

The Company is currently indirectly owned by certain funds and accounts affiliated with CCM and unaffiliated third parties. Currently, the Company is not required to register as an investment company under the Act.

The Company, if it receives the relief requested in this Application, intends to elect to be regulated as a business development company (a “BDC”)5 under the Act. In addition, the Company anticipates that it would qualify and elect to be treated as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and continue to qualify as a RIC following consummation of the IPO (as defined below).

In connection with its election to be regulated as a BDC, the Company anticipates engaging in an initial public offering (the “IPO”) of secondary securities and in connection therewith intends to file a registration statement on Form N-2 and a notice under Form N-6F to be subject to Sections 55 through 65 of the Act. The registration statement on Form N-2 will include such information regarding the investment objective and strategies of the Company as is required by Form N-2. As a BDC, the Company will be subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Company intends to list its equity securities on a national securities exchange. The Company may change its corporate form and/or structure prior to consummation of the IPO (the “IPO Reorganization”).

Prior to submitting an election to be regulated as a BDC, the Company anticipates that it would transfer certain non-core assets to an affiliate of the Company that would not be a direct or indirect subsidiary of the Company. Such assets would include owned real estate, non-performing commercial loans to automobile dealers, commercial sign leases with automobile dealers, and equity interests in non-operating foreign subsidiaries. The Company anticipates that such affiliate transferee will have the same equity owners as the Company, excluding purchasers in the IPO.

As a BDC, the Company will primarily (i) originate and participate as a lender in secured debt obligations (including loans, participations in loans and other debt instruments or obligations) originated by the Cerberus BDC Adviser and/or the Cerberus Lending Adviser Entities, (ii) manage its Existing Middle Market Loan Portfolio; (iii) own its InsuranceCo subsidiary and (iv) manage the wind-down of certain legacy assets retained within the BDC.

[5]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

More specifically, a significant portion of the Company’s business strategy is to generate both current income and capital appreciation by originating or investing in secured debt obligations (including loans, participations in loans and other debt instruments or obligations) originated by the Cerberus BDC Adviser and/or the Cerberus Lending Adviser Entities. In addition, the Company may also invest in secured debt obligations originated by unaffiliated third parties and/or trading on the secondary market. The Company expects to provide secured financing primarily to middle market companies in the form of secured loans (both asset-based and cash flow loans) for working capital, refinancing, acquisitions, bridge capital, restructuring, recapitalization, exit financings and debtor-in-possession (DIP) financing.

The Company believes that the existing external networks and relationships developed by the Cerberus Lending Adviser Entities will provide the Company and its stockholders with extensive and early access to lending and other investment opportunities that would not otherwise be available to the Company and its stockholders. Further, the Company anticipates that it will benefit from the Cerberus Lending Adviser Entities’ extensive experience and ability to undertake (i) extensive credit analysis and analysis of appropriate risk-adjusted returns, (ii) careful evaluation of collateral through internal analysis and third-party evaluations or appraisals, (iii) legal analysis including lien priority and other structural considerations, (iv) relative value analysis, (v) debt structuring and restructuring to craft desired investment results, (vi) active monitoring of key metrics, operating results and financial condition and (vii) such other analyses and processes as may be appropriate from time to time.

The Company anticipates that its ability to participate in investment opportunities with the Cerberus Lending Funds, supported by the investment platform of the Cerberus Lending Adviser Entities, will provide significant benefits to the Company’s stockholders by, among other things, creating a high quality pool of assets that the Company anticipates will increase its net income and the capital appreciation of its assets.

The Company is currently managed by its managing member. At the time of its election to be regulated as a BDC, the Company’s business and affairs will be managed under the direction of a board of directors (the “Board”). The Board will consist of not less than five members, the majority of whom will not be “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board will delegate daily management and investment authority to an entity that will be formed to serve as the investment adviser to the Company (the “Cerberus BDC Adviser”). The Cerberus BDC Adviser will be owned and controlled, through one or more intermediate companies, by entities and persons affiliated with CCM. The Cerberus BDC Adviser will perform its advisory services pursuant to an investment advisory agreement (the “Investment Advisory Agreement”) to be entered into not later than the time the Company elects to be regulated as a BDC.

An affiliate of CCM (“Cerberus BDC Administrator”) will be formed to serve as the Company’s administrator. The Cerberus BDC Administrator will perform its administrative services pursuant to an administration agreement (the “Administration Agreement”) to be entered into not later than the time the Company elects to be regulated as a BDC.

The Company’s principal place of business is 1044 North U.S. Highway One, Suite 101, Jupiter, Florida 33477.

B.	THE CERBERUS BDC ADVISER AND CERBERUS BDC ADMINISTRATOR

The Cerberus BDC Adviser, to be formed as a Delaware limited liability company, will be an affiliated investment adviser of CCM. CCM is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

CCM was formed in November 1992 to focus on investments in distressed debt. Over its nearly 19-year history, CCM has substantially expanded in size and scope and now, through its controlled affiliates, manages funds and accounts affiliated with CCM, which focus on a variety of strategies, including distressed debt, private equity, real estate, mortgage assets and lending. As of March 1, 2012, such funds and accounts had over $20 billion in assets under management and maintain a substantial market presence in the global investment community.

CCM’s staff includes more than one hundred investment professionals, with significant experience in sourcing and managing loans and other debt investments, analysis, trading, due diligence and structuring and servicing of debt, asset backed and credit related investments.

The Cerberus BDC Adviser will serve as the investment adviser to the Company pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, the Cerberus BDC Adviser will manage the day-to-day operations of, and provide investment advisory services to, the Company. Under the terms of the Investment Advisory Agreement, the Cerberus BDC Adviser will (i) determine the composition of the Company’s portfolio, (ii) monitor the nature and timing of the changes to the Company’s portfolio, and the manner of implementing such changes, (iii) identify, evaluate, and negotiate the structure of the investments that the Company makes (including performing due diligence on the Company’s prospective borrowers), (iv) close, monitor and, when and where applicable, restructure the investments that the Company makes and (v) determine the investments and other assets that the Company purchases, retains or sells from time to time.

The Cerberus BDC Administrator, to be formed as a Delaware limited liability company, will be an affiliate of CCM and will serve as the administrator to the Company pursuant to the Administration Agreement. The Cerberus BDC Administrator will furnish the Company, as needed, with office facilities, equipment and clerical, bookkeeping and recordkeeping services. Under the Administration Agreement, the Cerberus BDC Administrator will also perform, or oversee the performance of, the Company’s required administrative services, which will include, among other things, being responsible for the financial records that the Company is required to maintain and preparing reports to the Company’s stockholders and its Board and preparing reports to be filed with the Commission. In addition, the Cerberus BDC Administrator will oversee (i) the Company’s determination and publication of its net asset value, (ii) the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to the Company’s stockholders, (iii) the payment of the Company’s expenses and (iv) the performance of administrative and professional services rendered to the Company by others.

The CCM investment professionals who provide services to the Cerberus Lending Adviser Entities will provide identical services to the Company on behalf of the Cerberus BDC Adviser pursuant to the Investment Advisory Agreement in respect of the Company’s lending activities. The Investment Advisory Agreement and the Administration Agreement will ensure that the activities of these investment professionals comport with the Ridgewood Model and the conditions contained in this Application.

The Cerberus BDC Adviser and the Cerberus Lending Adviser Entities will at all times be subject to integrated legal, compliance, accounting and administrative functions. This includes a fully integrated executive staff, an office of the general counsel consisting of ten attorneys, a chief financial officer supported by accounting personnel, a chief compliance officer, a sophisticated compliance department and a chief administrative officer supported by experienced administrative personnel as well as other personnel dedicated to supporting the Cerberus BDC Adviser, Cerberus BDC Administrator and the Cerberus Lending Fund Adviser Entities.

C.	THE EXISTING CERBERUS LENDING FUNDS

The Cerberus Lending Funds and their related investment advisers, investment managers and/or general partners are listed on Annex A hereto. Each of the Cerberus Lending Funds listed on Annex A is a separate and distinct legal entity and each relies on an exemption from registration as an investment company under the Act provided by Sections 3(c)(1) or 3(c)(7) of the Act.

Any of the Cerberus Lending Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the Company by virtue of the fact that the Company’s and the Cerberus Lending Funds’ respective investment advisers, investment managers and general partners are under common control.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	CO-INVESTMENTS BY THE COMPANY AND THE CERBERUS LENDING FUNDS

1.	Mechanics for Co-Investments.

Generally, opportunities for the Company to participate in Co-Investment Transactions will be presented to the Board when an adviser (the Cerberus BDC Adviser or any of the Cerberus Lending Adviser Entities) identifies investment opportunities that it considers to be suitable for both the Company and one or more of the Cerberus Lending Funds.

The Company’s investment mandate in respect of middle-market lending is substantially identical to the investment mandates of the Cerberus Lending Funds. A substantial portion of the Company’s Existing Middle Market Portfolio consists of co-investments with these Cerberus Lending Funds.

In the event that a particular investment opportunity fits within the investment mandate of the Company and one or more other Cerberus Lending Funds, the Co-Investment Transaction will be allocated in accordance with the conditions set forth herein to ensure that the Company is treated fairly.

The Company expects that the Cerberus BDC Adviser or the Cerberus Lending Adviser Entities will regularly identify investment opportunities that may be suitable for both the Company and one or more of the Cerberus Lending Funds. As a result, investment opportunities that are presented to the Cerberus Lending Funds may be referred to the Company and vice versa. For each such referral, the Cerberus BDC Adviser will independently analyze and evaluate the investment opportunity solely with respect to its appropriateness for the Company. The Cerberus BDC Adviser will consider the Company’s investment objectives and strategies, any applicable investment restrictions applicable to the Company, the amount the Company may invest in a particular investment, the relationship between the investment opportunity and the Company’s investment strategies, the Company’s available funds, the market conditions having a bearing upon the Company’s investment, any regulatory requirements applicable to the Company, the extent of any potential required follow-on investment by the Company and other factors pertinent to the Company.

If the Cerberus BDC Adviser determines that the Potential Co-Investment Transaction6 is suitable for the Company, then, regardless of whether any Cerberus Lending Funds confirms their desire to participate, the Company will participate in such Potential Co-Investment Transaction if, and only if, the Board approves it after appropriate consideration.

Co-investments are anticipated to occur on a regular basis. Each Co-Investment Transaction involving the Company, as well as the amount to be invested by the Company with respect to any such opportunity that is approved, is subject to prior approval by a required majority (within the meaning of Section 57(o)) (the “Required Majority”)7 of the members of the Board eligible to vote on the Co-Investment Transaction (the “Eligible Directors”).

All subsequent activity in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The terms, conditions, price, class of securities, settlement date and registration rights applicable to any of the Cerberus Lending Funds’ purchases in a Co-Investment Transaction will be the same as those applicable to the Company’s purchase in that Co-Investment Transaction.

[6]

“Potential Co-Investment Transaction” means any investment opportunity in which the Company could not participate together with one or more Cerberus Lending Funds without obtaining and relying on the Order.

[7]

The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan or arrangement, means both a majority of the Company’s directors who have no financial interest in such transaction, plan or arrangement and a majority of such directors who are not interested persons of the Company.

2.	Reasons for Co-Investing.

It is expected that co-investment in portfolio companies by the Company and the Cerberus Lending Funds will increase favorable investment opportunities for the Company. The Company will engage in a Co-Investment Transaction only if it is approved by a Required Majority.

The Company believes that in comparison with a structure that prohibits co-investments by affiliated entities, a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and allow the Company to be more selective in choosing its investments, thereby enabling the Company to pursue the most attractive risk-adjusted investments and to optimize and appropriately diversify its portfolio. The Cerberus Lending Adviser Entities that manage the Cerberus Lending Funds are exposed to a large number of lending opportunities that could potentially be suitable for and attractive to the Company. The Applicants believe that if the Company is able to co-invest with the Cerberus Lending Funds to the extent contemplated in this Application, the Company could access investment opportunities that might not otherwise be available to the Company. In addition, the Company believes that the ability to be part of larger financings committed to borrowers in Co-Investment Transactions enhances the Company’s opportunities to generate interest income, to obtain more favorable investment terms and to expand its access to due diligence information regarding borrowers.

The Cerberus Lending Adviser Entities’ senior lending team possesses a broad range of transactional, financial, managerial and investment skills. The Cerberus Lending Adviser Entities’ senior lending principals lead a team of more than twenty-five lending professionals. The ability to co-invest with the Cerberus Lending Funds on the terms and conditions outlined in this Application would provide the Company with the opportunity to obtain the full benefit of these management resources.

The Company believes that pursuing Potential Co-Investment Transactions in the manner contemplated herein would benefit the Company’s stockholders while helping to ensure that any such Co-Investment Transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by the Company not “on a basis different from or less advantageous than that of other participants.” Moreover, the Company believes that through implementation of the conditions set forth herein, favorable deal terms, pricing and structure may be attained by the Company without subjecting stockholders to the risks that may occur when conflicts of interest are unchecked.

The Cerberus BDC Adviser will analyze the suitability of each potential investment for the Company. Based on such analyses (performed separately for each such investment proposal), the Cerberus BDC Adviser will determine which opportunities are consistent with the Company’s investment objectives and present such opportunities for the consideration of the Board in accordance with the terms of this Application.

The Company believes that it will be advantageous for the Company to co-invest with the Cerberus Lending Funds and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

B.	APPLICABLE LAW

1.	Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

Section 57(a)(4) provides that it is unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which such BDC is a joint or a joint and several participant with such person in contravention of rules and regulations prescribed by the Commission for the purpose of limiting or preventing participation by such BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the Act and Rule 57b-1 thereunder.

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C), an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

C.	NEED FOR RELIEF

Transactions effected pursuant to the co-investment program described in this Application would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Cerberus Lending Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.

The Company and each of the Cerberus Lending Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) the Cerberus Lending Adviser Entities manage each of the Cerberus Lending Funds, and (ii) controlled affiliates of the Cerberus Lending Adviser Entities control the Cerberus BDC Adviser, which will manage the Company pursuant to the Investment Advisory Agreement. Thus, each of the Cerberus Lending Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the co-investment program.

D.	REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and (i) and Rule 17d-l to permit the Company and the Cerberus Lending Funds to participate in Co-Investment Transactions.

E.	PRECEDENTS

In recent years, the Commission has granted co-investment relief on numerous occasions.8 Although the various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Ridgewood Capital Energy Growth Fund, LLC, et al., for which an order was granted on October 21, 2009,9 and follows the Staff’s current model BDC co-investment conditions.

[8]

Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC-24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC-23835 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC-23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC-23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc., et al. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III, et al. (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MACC Private Equities Inc., et al. (File No. 812-9028), Release No. IC-20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc., et al. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P., et al. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P., et al. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P., et al. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P., et al. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., et al. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., et al. (File No. 812-7024), Release No. IC-16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

[9]	See note 8, supra.

F.	APPLICANTS’ LEGAL ANALYSIS

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Cerberus BDC Adviser would not be able to favor the Cerberus Lending Funds over the Company through the allocation of investment opportunities among them. Because every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Cerberus Lending Funds, Applicants submit that the approach to the co-investment program reflected herein presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Cerberus Lending Funds as opportunities arise. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

G.	CONDITIONS

The relief requested in this application would allow the Company, on the one hand, and the Cerberus Lending Funds, on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under section 57 of the Act.

For purposes of the below conditions, (i) “Potential Co-Investment Transaction” means any investment opportunity in which the Company could not participate together with one or more Cerberus Lending Funds without obtaining and relying on the Order; (ii) “Co-Investment Transaction” means any transaction in which the Company participated together with one or more Cerberus Lending Funds in reliance on the Order; (iii) “Eligible Directors” means the directors eligible to vote under section 57(o) of the Act; and (iv) “Required Majority” has the meaning provided in section 57(o) of the Act.

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Each time the Cerberus BDC Adviser considers a Potential Co-Investment Transaction with a Cerberus Lending Fund that falls within the Company’s then-current Objectives and Strategies,10 it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.(a) If the Cerberus BDC Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Cerberus BDC Adviser to be invested in the Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Cerberus Lending Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on the ratio of the Company’s Total Available Capital, on one hand, and the Total Available Capital of the Cerberus Lending Funds’ participating in the transaction, on the other hand, to the aggregated Total Available Capital of the parties, up to the amount proposed to be invested by each.11 The Cerberus BDC Adviser will provide the Eligible Directors with information concerning the Cerberus Lending Funds’ Total Available Capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Cerberus BDC Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Cerberus Lending Funds, to the Eligible Directors for their consideration. The Company will co-invest with the Cerberus Lending Funds only if, prior to the Company’s and the Cerberus Lending Funds’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

[10]

“Objectives and Strategies” means the Company’s investment objectives and strategies, as will be described in the Company’s registration statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the 1934 Act, and the Company’s reports to stockholders to be delivered following the time the Company becomes subject to such reporting obligations under the 1934 Act.

[11]

“Total Available Capital” means, with respect to a person, (i) the cash and cash equivalents of such person (as set forth in such person’s most recent balance sheet) that are available to such person at the time of commitment to a proposed investment opportunity plus (ii) the amount of financing available to such person under any fixed financing arrangement at the time of commitment to a proposed investment opportunity. The term “Total Available Capital” excludes assets of a person other than cash or cash proceeds from fixed financing arrangements (such as, for example, public and private securities, notes and other instruments, real estate, goodwill and similar assets) not available for deployment to new investment opportunities.

(ii) the transaction is consistent with

(A) the interests of the stockholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by the Cerberus Lending Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of the Cerberus Lending Funds; provided that, if the Cerberus Lending Funds, but not the Company, gain the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Cerberus BDC Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Cerberus Lending Fund or any affiliated person of a Cerberus Lending Fund receives in connection with the right of the Cerberus Lending Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Cerberus Lending Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Cerberus BDC Adviser or the Cerberus Lending Funds or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Cerberus BDC Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Cerberus Lending Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made in accordance with condition 8 below, the Company will not invest in reliance on the Order in any issuer in which a Cerberus Lending Fund or any affiliated person of a Cerberus Lending Fund is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the Cerberus Lending Funds. The grant to the Cerberus Lending Funds, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. If any Cerberus Lending Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and any of the Cerberus Lending Funds in a Co-Investment Transaction, the Cerberus BDC Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in the disposition and provide a written recommendation to the Eligible Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Cerberus Lending Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and each of the Cerberus Lending Funds will bear its own expenses in connection with any such disposition.

8. (a) If any Cerberus Lending Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Company and any of the Cerberus Lending Funds in a Co-Investment Transaction, the Cerberus BDC Adviser will:

(i) notify the Company of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Eligible Directors.

(b) The Eligible Directors will make their own determination with respect to each follow-on investment, and the Company will participate in a follow-on investment only to the extent that the Required Majority determines that it is in the Company’s best interest.

(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Company’s and the Cerberus Lending Funds’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the Cerberus BDC Adviser to be invested by the Company in the follow-on investment, together with the amount proposed to be invested by the Cerberus Lending Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the ratio of each party’s Total Available Capital to the aggregated Total Available Capital of the parties, up to the maximum amount to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Cerberus Lending Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any of the Cerberus Lending Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Cerberus BDC Adviser under the organizational documents of the Cerberus Lending Funds, be shared by the Company and the Cerberus Lending Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Cerberus Lending Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Cerberus BDC Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Cerberus BDC Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Cerberus Lending Funds based on the amount they invest in such Co-Investment Transaction. None of the Cerberus Lending Funds, the Cerberus BDC Adviser nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Cerberus Lending Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Cerberus BDC Adviser, investment advisory fees paid in accordance with the organizational documents of the Cerberus Lending Funds).

III.	PROCEDURAL MATTERS

A.	COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Leland F. Wilson

Chief Executive Officer

CorePointe Group LLC

1044 North U.S. Highway One

Suite 101

Jupiter, Florida 33477

(800) 782-9164

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Robert G. Minion, Esq.

Peter H. Ehrenberg, Esq.

Michael J. Reinhardt, Esq.

Lowenstein Sandler PC

1251 Avenue of the Americas, 18th Floor

New York, New York 10020

(212) 262-6700

B.	AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its managing member on July 18, 2011 (attached hereto as Annex B), has authorized its officers to cause to be prepared and to execute and file with the Commission an application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a) of such Act. Each person executing the Application on behalf of the Company and the Cerberus Lending Funds being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the Company or the applicable Cerberus Lending Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application on this 26th day of March, 2012.

[signatures follow on the next pages]

COREPOINTE GROUP LLC

By:	/s/ Leland F. Wilson
Name: Leland F. Wilson
Title: Chief Executive Officer

CERBERUS CAPITAL MANAGEMENT, L.P.

ABLECO FINANCE (CALIFORNIA) LLC

CERBERUS LEVERED OPPORTUNITIES MASTER FUND GP, LLC

CERBERUS UNLEVERED OPPORTUNITIES GP, LLC

CERBERUS LEVERED OPPORTUNITIES GP, LLC

ABLECO, L.L.C.

ABLECO FINANCE LLC

By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS OFFSHORE LEVERED LOAN OPPORTUNITIES MASTER FUND, L.P.

By:	Cerberus Levered Opportunities Master Fund GP, LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS OFFSHORE LEVERED LOAN OPPORTUNITIES FUND I, LTD.

By:	Partridge Hill Overseas Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS LEVERED LOAN OPPORTUNITIES FUND I, L.P.

By:	Cerberus Levered Opportunities GP, LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS UNLEVERED LOAN OPPORTUNITIES FUND I, L.P.

By:	Cerberus Unlevered Opportunities GP, LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS NJ CREDIT OPPORTUNITIES FUND, L.P.

By:	Cerberus NJ Credit Opportunities GP, LLC

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS NJ CREDIT OPPORTUNITIES GP, LLC

By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

VERIFICATION

STATE OF FLORIDA	)
COUNTY OF PALM BEACH	)

The undersigned states that he has duly executed the attached second amended and restated application dated as of March 26, 2012 for and on behalf of CorePointe Group LLC; that he is the Chief Executive Officer of such company; and that all action by members, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Leland F. Wilson
Name: Leland F. Wilson
Title: Chief Executive Officer

VERIFICATION

STATE OF NEW YORK	)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached second amended and restated application dated as of March 26, 2012 for and on behalf of Cerberus Capital Management, L.P., Ableco Finance (California) LLC, Cerberus Levered Opportunities Master Fund GP, LLC, Cerberus Unlevered Opportunities GP, LLC, Cerberus Levered Opportunities GP, LLC, Ableco, L.L.C., Ableco Finance LLC, Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., Cerberus Levered Loan Opportunities Fund I, L.P., Cerberus Unlevered Loan Opportunities Fund I, L.P., Cerberus NJ Credit Opportunities GP, LLC and Cerberus NJ Credit Opportunities Fund, L.P.; that he is the Senior Managing Director of each such entity and/or the Senior Managing Director of the general partner, investment manager or managing member of each such entity; and that all action by members, partners, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

ANNEX A

1.	Ableco, L.L.C., a Delaware limited liability company, is managed by its board of directors;

2.	Ableco Finance LLC, a Delaware limited liability company, is managed by its board of directors;

3.	Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., a Cayman Islands limited partnership, is controlled by Cerberus Levered Opportunities Master Fund GP, LLC, a Delaware limited liability company;

4.	Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., a Cayman Islands Exempted company, is advised by Partridge Hill Overseas Management, LLC, a Delaware limited liability company;

5.	Cerberus Levered Loan Opportunities Fund I, L.P., a Delaware limited partnership, is controlled by Cerberus Levered Opportunities GP, LLC, a Delaware limited liability company; and

6.	Cerberus Unlevered Loan Opportunities Fund I, L.P., a Delaware limited partnership, is controlled by Cerberus Unlevered Opportunities GP, LLC, a Delaware limited liability company.

7.	Cerberus NJ Credit Opportunities Fund, L.P., a Delaware limited partnership, is controlled by Cerberus NJ Credit Opportunities GP, LLC.

A-1

ANNEX B

Resolutions of the Managing Member

of CorePointe Group LLC

WHEREAS, the Managing Member deems it advisable and in the best interest of CorePointe Group LLC (the “Company”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 57(a)(2) and (4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission the Application for an order pursuant to Section 57(i) of the 1940 Act and Rule 17d-l promulgated thereunder, to authorize the entering into of certain principal transactions, joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such principal transactions, joint transactions and co-investments would otherwise be prohibited by Sections 57(a)(2) and (4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Managing Member, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Company and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for principal transactions, joint transactions and co-investment transactions with affiliates of the Company, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all

B-1

further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

B-2